EXHIBIT (a)(1)(M)

FOR IMMEDIATE RELEASE

    OLD MUTUAL ANNOUNCES RESULTS OF TENDER OFFER FOR UNITED ASSET MANAGEMENT
                                  CORPORATION

   APPROXIMATELY 93% OF THE OUTSTANDING UAM SHARES WERE TENDERED TO OLD MUTUAL

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BOSTON (September 26, 2000) - Old Mutual plc announced today that, pursuant to its tender offer for all outstanding shares of common stock of United Asset Management Corporation (NYSE: UAM), Old Mutual has accepted for payment all shares of UAM common stock validly tendered as of the 5:00 p.m. EDT September 25, 2000 expiration of the tender offer, at a purchase price of $25 net per share.

Specifically, Old Mutual accepted for payment 53,270,488 shares of UAM common stock tendered prior to the expiration of the tender offer, representing approximately 93% of the outstanding shares of UAM common stock. These figures do not include additional UAM shares that were tendered by means of guaranteed delivery.

Old Mutual intends to complete a "short form" second-step merger at $25 net per share as soon as practicable, following which UAM will become a wholly-owned subsidiary of Old Mutual.

Enquiries:

Old Mutual plc, London                                 Tel:   +44 20 7569 0100
James Poole, Director Investor Relations

College Hill, London                                   Tel:  + 44 20 7457 2020
Nicholas Williams

Old Mutual, Cape Town                                  Tel:   + 27 21 509 2732
Bruce Allen, Manager, Group Media Communications

College Hill, Johannesburg                             Tel:   + 27 11 447 3030
Kim Milnes



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